                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-16580
                                                         CUSIP Number 87943P101

(Check One)
[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   December 31, 2004
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
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| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     TELENETICS CORPORATION
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Full Name of Registrant

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Former Name if Applicable

     39 PARKER
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Address of Principal Executive Office (Street and Number)

     IRVINE, CA  92618
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[X] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT HAD A RECENT CHANGE IN PRINCIPAL OFFICERS AND A REDUCTION IN PERSONNEL, WHICH IS DISCUSSED IN THE FORM 8-K FILED ON MARCH 11, 2005. THEREFORE, THE REGISTRANT WAS NOT ABLE TO COMPLETE TIMELY ITS FORM 10-KSB WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Albert J. Moyer                (949)            455-4000
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES THAT PRELIMINARY NET SALES FOR 2004 WILL BE APPROXIMATELY $10.9 MILLION, AS COMPARED TO NET SALES OF APPROXIMATELY
$12.3 MILLION FOR 2003. THE REGISTRANT ALSO ANTICIPATES THAT IT WILL RECORD PRELIMINARY NET LOSSES OF APPROXIMATELY $4.6 MILLION FOR 2004 AS COMPARED
TO NET INCOME OF APPROXIMATELY $564,000 FOR 2003. IN 2003, GAINS OF $3.7 MILLION WERE RECORDED DUE TO THE SETTLEMENT OF THE CORLUND LITIGATION. THERE HAVE BEEN NO SUCH GAINS IN 2004. FINAL RESULTS ARE SUBJECT TO THE COMPLETION OF THE 2004 AUDIT AND THE FILING OF THE FORM 10-KSB.


                             TELENETICS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005                  By: /s/ Albert J. Moyer
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                                         Albert J. Moyer, Interim President and
                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.